

August 15, 2012

Via E-Mail
Mr. James R. Moffett
McMoRan Exploration Co.
President and Chief Executive Officer
1615 Poydras Street
New Orleans, LA 70112

      Re: **McMoRan Exploration Co.**
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed February 29, 2012
              Response letter dated July 24, 2012
              File No. 1-07791

Dear Mr. Moffett:

We have reviewed your filings and response and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 17 – Supplementary Oil and Gas Information, page 78

Proved Oil and Natural Gas Reserves (Unaudited), page 79

1.   We understand from your response to prior comment two that you have not presented natural gas liquids proved reserves in your tables because they represent 6.7% of your total proved reserves as of December 31, 2011 and you believe these are not significant.

           However, your disclosures indicate that sales of natural gas liquids during 2011 represent approximately 11.7% of oil and gas revenues, and that natural gas liquids are 16.5% of your oil and natural gas liquids proved reserves combined as of December 31, 2011, representing an increase to the quantity of oil proved reserves you would otherwise report of 19.7%. The definition of significant oil and gas producing activities in the ASC glossary explains that one item to consider when determining significance is whether revenues from oil and gas activities are 10% or more of combined revenues.

Given that sales of natural gas liquids appear to surpass this threshold we would ordinarily expect your natural gas liquids proved reserves to be reported separately in the table to comply with FASB ASC 932-235-50-4.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief